UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

 FORM 6‑K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 under the
Securities Exchange Act of 1934

For the month of March, 2019

Commission File Number: 001-38262

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA
(Exact Name of Registrant as Specified in its Charter)

LOMA NEGRA CORPORATION
(Translation of Registrant’s name into English)

Cecilia Grierson 355, 3th Floor Zip Code 1107 – Capital Federal Republic of Argentina
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☒       Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Table of Contents

Item	Description
1	Loma Negra Relevant Event

Bv. Cecilia Grierson 355, 4° piso (1107) – Cdad. Autónoma de Bs. As. Tel +54 11 4319-3000 www.lomanegra.com.ar

City of Buenos Aires, March 7, 2019

Messrs.
Comisión Nacional de Valores (National Securities Commission)

Messrs.
Bolsas y Mercados Argentinos S.A. (Buenos Aires Stock Exchange)

Ref.: LOMA NEGRA C.I.A.S.A. - Call for Ordinary General
Shareholders' Meeting to be held on April 25, 2019.

To whom it may concern,

We are writing to you in order to comply with the provisions of subparagraph a) of Section 4 of Chapter II, Title II of the Rules of the National Securities Commission (T.O. 2013).

In this regard, we inform that the Board of Directors of the Company decided at its meeting of March 8 of this year to convene an Ordinary General Shareholders' Meeting to be held on April 25, 2019 at 10:00 a.m. on the first call and for the same day at 12:00 a.m. on second call, in Boulevard Cecilia Grierson 355, Floor No. 4, City of Buenos.

Yours sincerely,

___________________ Marcos I. Gradin Investor Relations LOMA NEGRA C.I.A.S.A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Loma Negra Compañía Industrial Argentina Sociedad Anónima

Date: March 7, 2019	By:	/s/ Marcos I. Gradin
	Name:	Marcos I. Gradin
	Title:	Chief Financial Officer